Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8
Foreign Ex
Metals and ... Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

04036874

RECD S.E.C.
SEP 13 2004
1086

MACQUARIE
BANK

8 September 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
SEP 15 2004
THOMSON
FINANCIAL

dlw 9/14

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE BANK

MACQUARIE BANK GROUP ANNOUNCES PURCHASE OF MAJORITY OF REGIONAL RADIO ASSETS OF DMG RADIO AUSTRALIA FOR $193.5 MILLION

2 September 2004 - Regional Media Pty Ltd, a member of the Macquarie Bank Group, today announced it had signed a share sale agreement with DMG Radio Australia to acquire most of the DMG Radio Australia regional radio assets (DMG Regional Radio) for $193.5 million.

These assets include 57 predominantly music-based stations in 29 regional markets in New South Wales, Queensland, Victoria, South Australia and Western Australia. DMG Radio Australia stations in the Sunshine Coast and Central Coast are not included in the share sale agreement (nor are DMG Radio Australia's metropolitan licences). Completion of the transaction is expected to occur before 10 September, subject to conditions precedent.

Regional Media Pty Ltd will incorporate the DMG Regional Radio stations into a proposed unlisted media investment vehicle, which will also include RG Capital Radio Limited.

Mr Tim Hughes, the former Chairman of RG Capital Radio, who joined Macquarie at the time of announcement of the RG Capital Radio transaction, will be the Executive Chairman of Macquarie's proposed media group.

"The proposed media group will seek to invest in other media assets outside state capitals, and the signing of this agreement with DMG Radio Australia is the next step in fulfilling this strategy," Mr Hughes said.

The RG Capital Radio and DMG Regional Radio portfolios together comprise 93 predominantly music stations throughout regional Australia.

"Regional Media will be a new and vibrant player in regional media in Australia. Importantly the transition into a new radio group requires little day to day interruption and all stations in the group will continue under the same local management and formats. The merged entity will be able to produce even better product for the local communities we operate within. We also believe we will be in a stronger position to compete for national sales against other media such as television and newspapers."

"We intend to expand our business to provide an exciting and rewarding environment for our listeners, clients and importantly our staff throughout regional Australia," Mr Hughes said.

The Australian Broadcasting Authority has permitted Regional Media, under Section 67 of the Broadcasting Services Act, up to 12 months to manage the transition and sale of seven (out of a total of 93) licences in markets where there is crossover between the DMG Regional Radio and RG Capital radio business. Regional Media is also in consultation with the Australian Competition and Consumer Commission (ACCC) and has offered undertakings regarding the transition and sale of the licences. The ACCC is currently considering these proposed undertakings.

The Chief Financial Officer for Macquarie Bank, Mr Greg Ward, said the annualised impact on Macquarie Bank's profit as a result of consolidating both DMG Regional Radio and RG Capital Radio, after taking account of depreciation, amortisation and funding costs, will be marginally positive. Mr Ward stated that the impact on Macquarie Group's capital position will be a reduction to the Tier 1 capital ratio of approximately 1.2 per cent.

For further information please contact:

Matthew Russell, Public Relations, Macquarie Bank	612 8232 4102
	0410 699 532
Erica Sibree, Investor Relations, Macquarie Bank	612 8232 5008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,894
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	18,894 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18,894 on 3/9/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
219,760,994	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,058,281	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects fom the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 September 2004
(Company Secretary)

Print name: Dennis Leong

== == == == ==

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

7th September 2004

MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 31 July 2004, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 1,055,134 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 3,000 options exercisable at $19.00 each and expiring on 19 August 2004 (MBLAEA);
- 51,336 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);
- 20,000 options exercisable at $18.51 each and expiring on 27 September 2004 (MBLAEM);
- 5,000 options exercisable at $18.51 each and expiring on 11 October 2004 (MBLAEN);
- 5,000 options exercisable at $18.86 each and expiring on 9 November 2004 (MBLAEO);
- 5,000 options exercisable at $19.52 each and expiring on 10 December 2004 (MBLAFB);
- 604,630 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 13,750 options exercisable at $23.76 each and expiring on 28 March 2005 (MBLAFR);
- 27,532 options exercisable at $23.94 each and expiring on 11 August 2005 (MBLAFU);
- 10,000 options exercisable at $24.69 each and expiring on 7 August

2005 (MBLAFZ);

- 1,668 options exercisable at $23.06 each and expiring on 13 August 2005 (MBLAGE);
- 8,500 options exercisable at $24.16 each and expiring on 14 August 2005 (MBLAGF);
- 1,700 options exercisable at $24.24 each and expiring on 15 August 2005 (MBLAGG);
- 5,000 options exercisable at $24.04 each and expiring on 20 August 2005 (MBLAGK);
- 1,668 options exercisable at $24.56 each and expiring on 24 August 2005 (MBLAGN);
- 1,700 options exercisable at $25.37 each and expiring on 25 August 2005 (MBLAGO);
- 34,168 options exercisable at $23.94 each and expiring on 30 August 2005 (MBLAGS);
- 12,500 options exercisable at $26.32 each and expiring on 29 December 2005 (MBLAHG);
- 3,332 options exercisable at $28.19 each and expiring on 24 July 2006 (MBL0023);
- 3,332 options exercisable at $29.72 each and expiring on 27 July 2006 (MBL0025);
- 18,894 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 129,368 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 23,621 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 1,281 options exercisable at $24.57 each and expiring on 5 November 2007 (MBL0139);
- 414 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 1,666 options exercisable at $30.22 each and expiring on 4 February 2008 (MBL0150);
- 8,437 options exercisable at $24.20 each and expiring on 22 April 2008 (MBL0172);
- 6,823 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202); and
- 6,329 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207).

Thus, at 3 September 2004 the number of issued fully paid ordinary $1.00 shares was 219,760,994.

Since the last notification to the ASX, the following new options have been issued:

- 3,378,446 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 2,482,800 options exercisable at $32.26 each and expiring on 23 August

2009 (MBL0269); and

- 5,000 options exercisable at $30.67 each and expiring on 23 August 2009 (MBL0270).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 1,668 options exercisable at $28.50 each and expiring on 23 April 2006 (MBL0016);
- 22,529 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 4,166 options exercisable at $31.48 each and expiring on 5 September 2006 (MBL0044)
- 24,202 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 8,334 options exercisable at $33.10 each and expiring on 27 August 2007 (MBL0123);
- 6,934 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 1,334 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 5,000 options exercisable at $21.54 each and expiring on 4 March 2008 (MBL0160);
- 24,063 options exercisable at $24.20 each and expiring on 22 April 2008 (MBL0172);
- 38,292 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 7,000 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207); and
- 5,000 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268).

The number of options on issue at 3 September 2004 was 30,058,281, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 3 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	6,668	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	1,668	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	3,334	$27.58	15/06/2006
MBL0023	1,668	$28.19	24/07/2006
MBL0025	1,668	$29.72	27/07/2006
MBL0027	1,668	$28.15	31/07/2006
MBL0028	1,668	$28.46	1/08/2006
MBL0029	4,120,712	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	6,668	$29.50	9/08/2006
MBL0035	3,334	$29.35	13/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0040	687,900	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0044	12,500	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	229,866	$34.71	28/09/2006
MBL0053	5,000	$35.93	1/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 3 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	1,666	$35.15	20/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 3 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	4,817,202	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	4,166	$33.10	29/08/2007
MBL0124	848,273	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	8,334	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0131	215,366	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	13,966	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	292,386	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	3,334	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0165	5,000	$23.82	12/03/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 3 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	32,500	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0186	2,242	$33.43	25/06/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	12,500	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	6,276,927	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	730,553	$28.74	24/09/2008
MBL0208	12,500	$24.54	22/09/2008
MBL0209	72,875	$28.74	1/10/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 3 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0210	5,000	$29.04	29/09/2008
MBL0211	5,000	$29.96	30/09/2008
MBL0212	5,000	$29.46	2/10/2008
MBL0213	12,500	$24.53	8/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	12,500	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	40,000	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	5,000	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0231	5,000	$31.74	7/11/2008
MBL0232	5,000	$32.48	12/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	5,000	$24.53	3/12/2008
MBL0239	5,000	$35.49	5/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	5,000	$21.66	11/12/2008
MBL0242	3,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	5,000	$24.85	22/12/2008
MBL0247	12,500	$34.78	8/01/2009
MBL0248	12,500	$34.78	8/01/2009
MBL0249	17,500	$33.95	22/01/2009
MBL0250	12,500	$28.96	2/02/2009
MBL0251	2,900	$30.51	1/08/2007
MBL0252	10,000	$33.45	9/02/2009

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 3 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0253	10,000	$33.45	9/02/2009
MBL0254	22,500	$33.45	9/02/2009
MBL0255	5,000	$32.48	9/02/2009
MBL0256	35,000	$33.76	8/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	5,000	$24.62	8/03/2009
MBL0259	5,000	$24.58	9/03/2009
MBL0260	52,500	$36.71	8/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	72,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	8/06/2009
MBL0265	37,500	$34.27	22/06/2009
MBL0266	57,500	$33.58	8/07/2009
MBL0267	1,737,100	$33.11	22/07/2009
MBL0268	3,373,446	$32.75	9/08/2009
MBL0269	2,482,800	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBLAET	1,668	$18.51	25/11/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFF	9,856	$19.97	24/01/2005
MBLAFL	1,663,959	$23.94	21/07/2005
MBLAFO	1,668	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFR	18,750	$23.76	28/03/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	38,125	$23.94	11/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	4,168	$24.43	19/08/2005
MBLAGS	68,172	$23.94	30/08/2005
MBLAGU	1,668	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHC	4,168	$24.36	13/10/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHH	5,834	$26.57	12/12/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 3 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBLAHI	1,668	$27.56	11/12/2005
MBLAHM	5,000	$27.83	30/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	1,668	$26.95	8/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	1,668	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	30,058,281		

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

LIFT & PEEL

SENDER TO KEEP

BN9521549

Sent 1/9/04

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 Change to share structure table
C2 Issue of shares
C3 Cancellation of shares
C4 Changes to members' register

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

MACQUARIE BANK LIMITED

ACN/ ABN

008 583 542

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	SEE ANNEXURE		

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[1][8] / [0][8] / [0][4]
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ No (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation

Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Angela Blair

Capacity

- [ ] Director
- [x] Company secretary

Signature

[signature]

Date signed

01 / 09 / 04
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Macquarie Bank Limited

ASIC registered agent number

n290

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [ ] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Macquarie Bank Limited
ACN 008 583 542

This is annexure A of 1 (one) page referred to in Form 484 Section C Change to Company Details signed by me and dated 1 September 2004

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	30,834	$18.51	$Nil
ORD	5,000	$18.86	$Nil
ORD	3,000	$19.00	$Nil
ORD	1,668	$23.06	$Nil
ORD	318,647	$23.94	$Nil
ORD	5,000	$24.04	$Nil
ORD	8,500	$24.16	$Nil
ORD	8,437	$24.20	$Nil
ORD	1,281	$24.57	$Nil
ORD	1,700	$25.37	$Nil
ORD	12,500	$26.32	$Nil
ORD	13,152	$28.74	$Nil
ORD	3,332	$29.72	$Nil
ORD	71,165	$30.51	$Nil

Total shares issued 484,216

ASIC registered agent number: 2466
lodging party or agent name: Blake Dawson Waldron
office, level, building name or: Level 39
PO Box no.
street number & name: 101 Collins Street
suburb/city: Melbourne State/Territory Victoria postcode 3000
telephone: (03) 9679 3000
facsimile: (03) 9679 3111
DX number: 187 suburb/city Melbourne

ASS — REQ-A
CASH — REQ-P
PROC

Australian Securities and Investments Commission

form 309

Notification of
details of a charge

Corporations Law
263, 264

This form must be lodged where **any Australian company or registered body creates a charge or acquires property subject to a charge** (lodge within 45 days after the charge was created or the property was acquired)

or **any foreign company or registrable Australian body has an existing charge on its property and is applying for registration** (lodge with appropriate registration form)

corporation name (chargor): MACQUARIE BANK LIMITED
A.C.N. or A.R.B.N.: 008 583 542

Details of the charge

date charge was created (d/m/y): 26 / 7 / 2004 or date property was acquired (d/m/y) / /

How was the charge created? [ ] by resolution [√] by instrument [ ] by deposit [ ] by other conduct, specify below

type of charge: [ ] fixed [√] floating [ ] fixed and floating

If the charge is a floating charge or a fixed and floating charge, is the creation of subsequent charges restricted or prohibited? yes [ ] no [ ]

briefly describe the liability (whether present or prospective) secured by the charge: Payment when due of all Borrowings and other obligations of the chargor in whatever form that relate to or result from the chargor's use of the Euroclear system now outstanding or which may be outstanding at any time in the future to Euroclear Bank S.A. and to any other office of Euroclear Bank S.A. in accordance with their terms and any other obligations referred to in the instrument creating the charge as being secured by the instrument creating the charge.

maximum prospective liability: (if applicable, see section 282):

briefly describe the property charged: Certain securities, cash, accounts, rights and other property more particularly described in the instrument creating the charge as the Securities Collateral, the Cash Collateral and the Pledged Recovery Rights and all other collateral which the chargor has agreed or may at any time in the future agree with the chargee shall constitute Collateral in addition to certain other property referred to in the instrument creating the charge.

[√] details of the chargee [ ] Details of the trustee for the debenture holders

name: (family & given names or corporation name, if a corporation give A.C.N. or A.R.B.N. if applicable)
Euroclear Bank S.A. A.C.N. or A.R.B.N.

office, floor, building name:
street number & name: 1 bd du Roi Albert II
suburb/city: Brussels state postcode 1120
country (if not Australia): BELGIUM
financial benefit:

Nominate any financial benefit (such as an amount or rate percent of commission, allowance or discount) given to someone who, absolutely or conditionally, subscribes to or agrees to subscribe to, or procures or agrees to procure, subscriptions for any debentures included in this notice.

Signature

This form must be signed by, or on behalf of, the Australian company, the registrable Australian body or the foreign company

or by an interested person

print name of person signing: Andrew Harding & Mike McCarthy

capacity or nature of interest: of person signing (including details of the authority you have, if signing on behalf of a corporation)
Joint Attorneys

if signing on behalf of a corporation, print name of corporation & A.C.N. or A.R.B.N.
MACQUARIE BANK LIMITED ACN 008 583 542

sign here [signature] date 31 / 8 /2004

• Complete and sign the verification on page 2

charge created by issue of debentures

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the resolution(s) passed by the corporation authorising the issue of a series of debentures constituting the charge.*

and ☐ *I witnessed the execution of the first debenture in the series.*

and ☐ *The annexure marked ( ) is a true copy of the first debenture in the series.*

charge created by an instrument

☑ *The original of the instrument(s) creating or evidencing the charge is attached.*

OR

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the instrument(s) creating or evidencing the charge and I witnessed the execution by the chargor of the instrument(s).*

charge existing on the property acquired

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the instrument(s) creating or evidencing the charge.*

- Annexures must conform to the requirements shown at the end of this form.

Signature

This form must be signed by, or on behalf of, the Australian company, the registrable Australian body or the foreign company or by an interested person.

print name of person signing: **Andrew Harding & Mike McCarthy**

capacity or nature of interest of person signing (including details of the authority you have, if signing on behalf of a corporation): **Joint Attorneys**

if signing on behalf of a corporation, print name of corporation & A.C.N. or A.R.B.N.: **MACQUARIE BANK LIMITED ACN 008 583 542**

sign here [signature] date 31 / 8 / 2004

Michael J. McCarthy
Executive Director

Compliance with stamp duty law

A duly completed certification of compliance with stamp duties law (form 350)

☑ accompanies this form

☐ does not accompany this form

If all the documents accompanying this form required by section 263(1) have been stamped in accordance with the law relating to stamp duty, complete and attach the form 350 "Certification of compliance with stamp duties law".

Provisional registration
If any document accompanying this form has not been stamped as required by any law relating to stamp duty, or
If this form contains the company name and the name of the trustee or chargee but not all other details,
the Commission will mark the entry in the Register as "provisional" and ask you to complete the requirements.

If the requirements have not been completed by a specified time, the Commission will delete all particulars of the charge from the register.

Send to
Australian Securities and Investments Commission
Gippsland Mail Centre
Morwell VIC 3841
or
the nearest ASIC Business Centre

Annexures
To make any annexure conform to the regulations, you must
1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the corporation name and A.C.N. or A.R.B.N.
3. number the pages consecutively
4. print or type in dark blue or black ink, so that the document is clearly legible when photocopied
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words: *This is annexure (mark) of (number) pages referred to in form (form number and title)*
7. sign and date the annexure. The annexure must be signed by the same person(s) who signed the form

350 1/1 1 May 2004

ASIC registered agent number	2466
lodging party or agent name	BLAKE DAWSON WALDRON
office, level, building name or PO Box no	GPO Box 4958WW, Melbourne, 3001
street number & name	101 Collins Street
suburb/city	Melbourne state/territory VIC postcode 3001
telephone	03 9679 3000
facsimile	03 9679 3111
DX number	187 suburb/city Melbourne
Ref	WY DZS JPF 03

ASS. ☐ REQ-A ☐
CASH ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form 350

Certification of
compliance with stamp duties law

Corporations Act 2001
265(4)(b)

corporation name	MACQUARIE BANK LIMITED
A.C.N or A.R.B.N.	008 583 542

Details of the charge

date charge was created (d/m/y)	26/7/2004
name of chargees(s) or trustee(s)	EUROCLEAR BANK S.A.

Certification

I certify that all the documents accompanying the notification of details of this charge, in accordance with section 263(1), have been duly stamped if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.

print name of person signing: Andrew Harding & Mike McCarthy

capacity or nature of interest of person signing (including details of the authority you have, if signing on behalf of a corporation)

Joint Attorneys

if signing on behalf of a corporation, print name of corporation & A.C.N. or A.R.B.N.

MACQUARIE BANK LIMITED ACN 008 583 542

sign here [signatures] date 31 / 8 /2004

Michael J. McCarthy
Executive Director

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

euroclear

Collateral Agreement Governing Secured Borrowings by Participants in the Euroclear System

2001 Edition

Collateral Agreement Governing Secured Borrowings by Participants in the Euroclear System

2001 Edition

Agreement, dated as of 26/7/04, between the borrower named on the signature page hereof (the 'Borrower') and Euroclear Bank.

The parties hereto agree as follows:

1. Definitions

Terms with initial capital letters, which are not specifically defined herein, have the meanings assigned to them in the General Conditions. The following terms, as used herein, have the following meanings:

'Cash Collateral' means all of the Borrower's right, title, and interest in and to all Pledged Cash Accounts, including any credit or debit balance which now appears or may at any time in the future appear in any currency or Composite Currency Unit sub-account of a Pledged Cash Account.

'Collateral' means (i) the Securities Collateral, (ii) the Cash Collateral, (iii) the Pledged Recovery Rights, and (iv) all other collateral which the Borrower has agreed or may at any time in the future agree with Euroclear Bank shall constitute Collateral or secure the obligations secured by the Security Interests.

'Collateral Value' of Collateral at any time means the collateral value of the Collateral as determined by Euroclear Bank at such time in accordance with procedures in effect from time to time.

'Event of Default' has the meaning set forth in Section 6(a).

'General Conditions' means the General Conditions Governing Extensions of Credit to Participants in the Euroclear System, as amended or supplemented from time to time. Supplements to the General Conditions include, if applicable to the Borrower, the Fixed Term Advance Conditions, the New Issue Conditions, and the Securities Borrowing Conditions.

'Lien' means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, attachment, or encumbrance of any kind in respect of such asset.

'Loaned Securities' means securities loaned by the Borrower from time to time pursuant to the Supplementary Terms and Conditions, as evidenced by entries in a record-keeping account opened in the name of the Borrower for such purpose by Euroclear Bank.

'Pledged Cash Accounts' means all Cash Accounts which Euroclear Bank currently has opened or at any time in the future may open in the name of the Borrower, other than such Cash Accounts as Euroclear Bank may agree in writing shall not be Pledged Cash Accounts.

'Pledged Recovery Rights' means all rights which the Borrower now has or at any time in the future may have to receive repayment in a Pledged Securities Account of Loaned Securities or a cash equivalent thereof pursuant to the Supplementary Terms and Conditions, as evidenced by entries in a record-keeping account opened in the name of the Borrower for such purpose by Euroclear Bank, including its rights pursuant to the guaranty of Euroclear Bank set forth in the Supplementary Terms and Conditions.

'Pledged Securities Accounts' means all Securities Clearance Accounts which Euroclear Bank currently has opened or at any time in the future may open in the name of the Borrower, other than Unencumbered Securities Accounts.

'Required Lending Value' at any time means the amount determined by Euroclear Bank, in accordance with Section 4 of the General Conditions, to be the Borrower's usage of credit at that time, minus any amount Euroclear Bank may advise from time to time shall be subtracted from the Required Lending Value.

'Securities Collateral' means all of the Borrower's right, title and interest in and to all Pledged Securities Accounts and the amount of all securities which are now or at any time in the future shall be standing to the credit of a Pledged Securities Account, including (i) all Securities in Transit, (ii) all amounts of cash, securities and other property or countervalue received or to be received with respect to or in exchange for any Securities in Transit, and (iii) all rights of the Borrower to receive any cash amounts or the amount of any securities recovered by Euroclear Bank in the circumstances contemplated by Section 17 of the Terms and Conditions (or any successor provision) in respect of a Pledged Securities Account.

'Securities in Transit' means the amount of all securities which (i) although not credited to a Pledged Securities Account, are deemed to be held by the holder of such Pledged Securities Account pursuant to the Terms and Conditions, or (ii) have been debited to any Pledged Securities Account pending receipt of proceeds which are, or are intended, to be credited to a Pledged Cash Account or Pledged Securities Account.

'Security Interests' means the security interests granted pursuant to Section 2(a).

2. The Security Interests

(a) In order to secure the prompt and complete payment when due of all Borrowings and other obligations, in whatever form, that relate to or result from the Borrower's use of the Euroclear System, now outstanding or which may be outstanding at any time in the future, of the Borrower to Euroclear Bank in accordance with their terms and to secure the performance of all obligations of the Borrower hereunder, the Borrower hereby pledges and grants to Euroclear Bank a security interest in the Collateral, whether now existing or hereafter arising or acquired, and all of the Borrower's right, title and interest in and to the Collateral, as well as (i) all amounts of cash, securities and other property or countervalue received or to be received with respect to or in exchange for any and all of the then existing Collateral and which are, or are intended, to be credited to a Pledged Cash Account or a Pledged Securities Account, and (ii) to the extent not covered by the foregoing, all proceeds, product, offspring, rents, or profits of any or all of the foregoing (whether acquired before or after the commencement of any bankruptcy or liquidation proceeding by or in respect of the Borrower) which are, or are intended, to be credited to a Pledged Cash Account or a Pledged Securities Account.

(b) The Security Interests are granted as security only and shall not subject Euroclear Bank to, or transfer or in any way affect or modify, any obligation or liability of the Borrower with respect to any of the Collateral or any transaction in connection therewith.

3. Maintenance of Sufficient Collateral

(a) The Borrower covenants and agrees that it shall at all times assure that the Collateral Value of the Collateral at a particular time is at least equal to the Required Lending Value. Without limiting the rights of Euroclear Bank under the General Conditions or any other agreement, if at any time Euroclear Bank notifies the Borrower that the Collateral Value of the Collateral is less than the Required Lending Value, the Borrower shall immediately either (i) repay Overdrafts or Securities Borrowings, (ii) cause to be credited to a Pledged Cash Account or Pledged Securities Account, in accordance with the Operating Procedures, additional cash or securities as Collateral, or (iii) make available other Collateral satisfactory to Euroclear Bank, in each case in an amount sufficient to make the aggregate Collateral Value at least equal to the Required Lending Value.

(b) The Borrower shall have no right to have any Instruction to transfer, deliver or repossess securities credited to a Pledged Securities Account or any amount credited to a Pledged Cash Account executed unless the Collateral Value of the Collateral remaining after giving effect to such Instruction would be at least equal to the Required Lending Value.

4. Representations, Warranties and Covenants

The Borrower represents, warrants and covenants as follows:

(a) The Borrower will not permit any assets to be included in the Collateral unless the Borrower is the owner of such assets and will immediately notify Euroclear Bank upon the occurrence of any event, which materially impairs or calls into question the Borrower's ownership of any Collateral. The Pledged Securities Accounts do not now, and will not at any time in the future, include any securities, or rights with respect thereto, which are credited to (or otherwise identified as belonging to) a customer on the Borrower's books or records.

(b) This Collateral Agreement has been duly authorised, executed and delivered by the Borrower and constitutes a valid and binding obligation of the Borrower. The execution, delivery, and performance of this Collateral Agreement (i) have been and will be duly authorised by all necessary governmental and other approvals, including exchange control approvals, (ii) do not and will not contravene, or constitute a default under, any provision of applicable law or regulation, of the certificate of incorporation or by-laws (or other similar instruments) of the Borrower, or of any agreement, judgment, injunction, order, decree or other instrument binding upon the Borrower, and (iii) do not and will not result in the creation or imposition of any Lien (other than the Security Interests) upon any Collateral.

(c) The Borrower has not incurred and will not create, incur, or permit to exist any Lien other than the Security Interests on any of the Collateral.

(d) The name, type of organisation, jurisdiction of organisation, chief executive office and chief place of business of the Borrower are as set forth on the signature page hereof. The Borrower will give Euroclear Bank at least five Business Days' prior notice of any change in its name, its form of organisation, its jurisdiction of organisation, or the location of its chief executive office and chief place of business.

5. Protection of Collateral

(a) The Borrower will, at its expense and in such manner and form as Euroclear Bank may require, execute, deliver, file, and record in any jurisdiction any financing statement, specific assignment, instrument, or other document and take any other action that Euroclear Bank may request, in order to create, preserve, perfect, or validate any Security Interest or enable Euroclear Bank to exercise and enforce its rights with respect to any of the Collateral. The Borrower authorises Euroclear Bank to execute and file in any jurisdiction, in the name of the Borrower or otherwise, financing statements, instruments, or other documents which Euroclear Bank in its sole discretion may deem necessary or desirable to perfect and preserve the Security Interests.

(b) The Borrower will pay in timely fashion all taxes, assessments or charges of any nature that are lawfully imposed in respect of the Collateral. The Borrower will give notice to Euroclear Bank of, and defend the Collateral against, (i) any suit, action or proceeding against the Collateral or which could adversely affect the Security Interests, and (ii) any Lien other than the Security Interests that may be asserted with respect to any Collateral.

6. Events of Default

(a) The following events shall be 'Events of Default' for purposes of this Collateral Agreement:

(i) the Borrower shall fail to pay any Overdraft upon demand by Euroclear Bank;

(ii) any Event of Default under the Fixed Term Advance Conditions or the Securities Borrowing Conditions shall occur, if such conditions are applicable to the Borrower;

(iii) the Borrower shall fail to observe or perform (A) any agreement or covenant contained in Section 3 or 5 of this Collateral Agreement, or (B) any other agreement or covenant contained in this Collateral Agreement for ten days after written notice thereof has been given to the Borrower by Euroclear Bank; or

(iv) any representation, warranty, certification or statement made by the Borrower in this Collateral Agreement, or in any certificate, financial statement, or other document delivered pursuant hereto, shall prove to have been incorrect in any material respect when made.

(b) The Borrower will promptly notify Euroclear Bank of the occurrence of any Event of Default or of any event which with the giving of notice or lapse of time or both would become an Event of Default.

7. Remedies

(a) If the Borrower shall fail to pay any Overdraft upon demand by Euroclear Bank, or if the Borrower shall fail to return any borrowed securities upon the Repayment Date for any Securities Borrowing or to pay any Fixed Term Advance when due (whether in accordance with its terms, upon the acceleration of such Repayment Date or maturity date as a result of an Event of Default, or otherwise), then Euroclear Bank may exercise any or all of the following rights with respect to the Collateral without being required to give any notice, except as specified below or required by mandatory provisions of law:

(i) apply the Cash Collateral in the manner specified in Section 8;

(ii) transfer all or any part of the Collateral to its own name or that of its nominee, and transfer all or any part of the Collateral to different locations in the same or different jurisdictions;

(iii) exercise all rights and remedies which secured creditors are authorised to exercise under Belgian law, and any other applicable law as in effect in any relevant jurisdiction, with respect to all or any part of the Collateral including, without limitation, the right to sell, assign or grant an option or options to purchase or otherwise dispose of, in accordance with such law, all or any part of the Collateral in such manner, at such prices, with such timing and upon such terms as Euroclear Bank, in its sole discretion, shall consider appropriate; provided that Euroclear Bank will not dispose of Securities Collateral or Pledged Recovery Rights without having provided the Borrower with one Business Day's notice of its intention to do so; and

(iv) retain any amount of cash or any securities to be repaid to the Borrower in respect of any Pledged Recovery Rights (whether or not such cash or securities have been credited to a Pledged Cash Account or Pledged Securities Account) and exercise all rights and remedies with respect to such cash and securities as are set forth in clauses (i), (ii), and (iii) above.

Euroclear Bank shall have the right to determine in its sole discretion which remedies to pursue and against which Collateral to exercise such remedies; provided that Euroclear Bank will proceed against Cash Collateral to the extent reasonably practicable before proceeding against any other Collateral. The Borrower covenants and agrees that it will execute and deliver such documents and take such other action as Euroclear Bank in its sole discretion deems necessary or advisable in order that any such exercise of rights and remedies, including any sale or other disposition, may be made in compliance with law. Upon any sale or other disposition of Collateral by Euroclear Bank, it shall have the right to deliver, assign, and transfer such Collateral to the purchaser thereof, free from any claim or right of whatsoever kind, including any equity or right of redemption of the Borrower.

The Borrower waives and releases any equity or right of redemption and all rights of stay or appraisal which it has or may hereafter have under applicable law.

(b) Euroclear Bank may exercise, at any time while an Event of Default has occurred and is continuing, any and all rights that the Borrower has with respect to any of the Collateral including, without limitation, the rights (i) to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due thereupon or by virtue thereof, (ii) to settle, compromise, prosecute, or defend any action or proceeding with respect thereto, (iii) to extend the time of payment of any securities credited to a Pledged Securities Account and to make any allowance and other adjustments with reference thereto, and (iv) to exercise any voting rights, warrants, conversion rights and any other rights or options attached to or set forth in any securities credited to a Pledged Securities Account. Euroclear Bank may exercise such rights in its own name and, to the extent permitted by applicable law, in the name of the Borrower.

(c) The Borrower waives all claims, damages and demands against Euroclear Bank arising out of the exercise by Euroclear Bank of any rights or remedies provided by this Collateral Agreement or the timing or manner of such exercise, except such as may result from the gross negligence or willful misconduct of Euroclear Bank.

8. Application of Proceeds and No Discharge

The proceeds of any sale or other disposition of any part of the Collateral shall be applied by Euroclear Bank in the following order:

- first, to payment of the expenses of such sale or other disposition, including reasonable compensation to Euroclear Bank and its agents and counsel, and all expenses, liabilities and advances incurred or made by Euroclear Bank in connection therewith, and any other unreimbursed expenses for which Euroclear Bank is to be reimbursed pursuant to Section 9;
- second, to payment of all Borrowings and other obligations of the Borrower in whatever form, that relate to or result from the Borrower's use of the Euroclear System, to any office of Euroclear Bank, which shall be due and payable until all such obligations have been paid in full; and
- finally, to payment to the Borrower, or its successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining from such proceeds.

If the proceeds of sale or other disposition of the Collateral are insufficient to pay in full all expenses and obligations described in either clause first or second above, then (a) Euroclear Bank shall determine in its sole discretion to which of such expenses or obligations (as the case may be) such proceeds shall be applied, and (b) the Borrower shall remain liable to Euroclear Bank for the deficiency. It is understood that Cash Collateral shall be applied against Borrowings only to the extent that such Borrowings would continue to be outstanding after exercise by Euroclear Bank of its rights under Section 16(a) of the Terms and Conditions (or any successor provision).

9. Expenses

The Borrower shall on request pay or reimburse all reasonable expenses of Euroclear Bank, including fees and disbursements of counsel, in connection with (a) the exercise by Euroclear Bank of any of the rights or remedies conferred upon it hereunder, and (b) any proceedings, including proceedings under any bankruptcy, insolvency or other similar law, to enable it to exercise or preserve its rights in any Collateral or to free any Collateral from any Lien. The Borrower shall pay on request and indemnify Euroclear Bank against any taxes, including without limitation any applicable transfer taxes and stamp, registration or other documentary taxes, assessments, or charges that may become payable by reason of the Security Interests or the execution, delivery, performance, or enforcement of this Collateral Agreement, as well as any penalties with respect thereto.

10. Rights of Borrower in Collateral

Unless an Event of Default shall have occurred and be continuing and subject to the terms of this Collateral Agreement, the rights of the Borrower with respect to Cash Collateral, Securities Collateral and Pledged Recovery Rights shall be as provided by the Terms and Conditions and the Supplementary Terms and Conditions.

11. Termination and Release of Collateral

The Borrower may, at any time when the Required Lending Value is zero, notify Euroclear Bank of its intention to terminate the Security Interests, and the Security Interests shall terminate upon (a) the receipt by Euroclear Bank of such a notice and (b) the payment by the Borrower of all its obligations pursuant to this Collateral Agreement and the General Conditions. After giving such a notice, the Borrower shall not make any further Borrowings if they would cause the Required Lending Value to exceed zero. Upon any such termination of the Security Interests, Euroclear Bank will, at the Borrower's expense, execute and deliver to the Borrower such documents as the Borrower shall reasonably request to evidence such termination.

12. Notices and Election of Domicile

All notices and communications by either party hereunder shall be given or made in accordance with the General Conditions. The Borrower elects domicile in Belgium at Euroclear Bank, Brussels, for the purpose of any suit, action or proceeding in Belgium arising out of or relating to this Collateral Agreement.

13. Successors and Assigns

This Collateral Agreement is for the benefit of Euroclear Bank and its successors and assigns. In the event of an assignment by Euroclear Bank of any or all of the Borrower's obligations to it, Euroclear Bank shall have right to transfer any or all of its rights hereunder, including rights of direct enforcement, with the obligations assigned. This Collateral Agreement shall be binding on the Borrower and its successors. The Borrower shall not have the right to assign its rights or obligations hereunder.

14. Changes in Writing and Waivers

(a) None of the terms or provisions of this Collateral Agreement may be changed, waived, discharged or terminated except by an instrument in writing which is duly executed by the party against which enforcement of the change, waiver, discharge, or termination is sought.

(b) No failure or delay by Euroclear Bank in exercising any right, power or privilege under this Collateral Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies provided in this Collateral Agreement are cumulative and not exclusive of any rights or remedies provided by law or by any other agreement between the Borrower and Euroclear Bank.

15. Governing Law and Headings

This Collateral Agreement shall be governed by and construed in accordance with the laws of Belgium. The headings herein are included for convenience only and are not to affect the interpretation hereof.

16. Records

Subject to the right of Euroclear Bank to correct errors and omissions, Euroclear Bank's own books and records (whether kept on paper, microfilm, microfiche, by electronic or magnetic recording, in any other mechanically reproducible form or otherwise) shall, absent manifest error, constitute conclusive evidence as to what constitutes the Collateral. In order to perfect its Security Interest in the Collateral, Euroclear Bank shall have the right to (a) indicate on any statement of account for a Pledged Cash Account, Pledged Securities Account, or any other account opened by Euroclear Bank on its books in the name of the Borrower and included in the Collateral that such account is pledged to Euroclear Bank, (b) designate (in the Operating Procedures or elsewhere) one or more such statements as being the definitive statement of such account, and (c) retain original copies of such statements.

17. Severability

If any provision hereof is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of Euroclear Bank in order to carry out the intentions of the parties hereto as nearly as may be possible, and (b) the invalidity or unenforceability of such provision in such jurisdiction shall not affect its validity or enforceability in any other jurisdiction.

18. Counterparts

This Collateral Agreement may be executed in two or more counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Collateral Agreement to be signed and dated below by the requisite number of their duly authorised representatives.

Borrower Name MACQUARIE BANK LIMITED

Organised under the laws of CORPORATIONS ACT (AUSTRALIA) 2001

Type of organisation *(please indicate one of the following):*

- ☐ Corporation (including limited company, société anonyme, Aktiengesellschaft, etc.),
- ☒ Bank (having a bank charter permitting deposit-taking, including savings banks and the like),
- ☐ Government, central bank or other government agency,
- ☐ Other (indicate partnership, trust, international organisation, etc. as appropriate):

Address of principal place of business:

1 MARTIN PLACE
SYDNEY NSW
AUSTRALIA 2000

Address of chief executive office: *(If different)*

By: [signature] [signature]

Printed name: Mike McCarthy | LOUISE BARRETT-WHITE

Title: EXECUTIVE DIRECTOR | INTERNATIONAL SETTLEMENTS MANAGER

Seal *(if required)*

Euroclear Bank S.A./N.V.

By: [signature] [signature]

Printed name: Christian Schaef | [illegible]

Title: Director